MECHEL REPORTS 2009 NINE MONTHS FINANCIAL RESULTS

— Revenues in the first nine months amounted to $ 4.03 billion —
— Operating income in the first nine months amounted to $114.3 million —
— Net loss in the first nine months amounted to $339.8 million —

Moscow, Russia – December 8, 2009 – Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel group, today announced financial results for the nine months ended September 30, 2009.

Igor Zyuzin, Mechel’s Chief Executive Officer, commented on the third quarter results: “Third quarter of 2009 appeared to be a good evidence of the fact that Mechel had successfully overcome the most difficult period of the world financial crisis and proved that our decisions were correct and we were able to change and adopt in a very difficult situation. We have stabilized our cash flows, restructured major part of our debt with international syndicate of banks, and moreover in the beginning of the fourth quarter we also restructured VTB loan, we totally recovered our steel production and most of it in mining. Hard work in the beginning of the year helped us to end third quarter with positive operational income and net income and significant EBITDA margin.”

Consolidated Results for the nine months of 2009

US$ thousand	9M 2009	9M 2008	Change Y-on-Y

Revenues from external customers	4,034,220	8,580,681	-53.0%

Intersegment sales	575,850	1,161,137	-50.4%

Net operating income	114,278	2,807,535	-95.9%

Net operating margin	2.8%	32.7%	-

Net income/(loss)	(339,784)	1,637,474	-120.8%

EBITDA (1)	315,649	2,864,134	-89.0%

EBITDA, margin(1)	7.8%	33.4%	-

EBITDA, FX adjusted(1)(2)	485,863	3,047,413	-84.1%

(1)	See Attachment A.

(2)	For comparison convenience the EBITDA is also provided without correction of Forex gain/loss

US$ thousand	3Q 2009	2Q 2009	Change Q-on-Q
Revenues from external customers	1,574,000	1,280,816	22.9%

Intersegment sales	229,317	173,349	32.3%

Net operating income	155,221	(54,725)	383.6%

Net operating margin	9.9%	-4.3%	—

Net income/(loss)	131,594	219,322	-40.0%

EBITDA (1)	419,984	369,960	13.5%

EBITDA, margin(1)	26.7%	28.9%	—

EBITDA, FX adjusted (1)(2)	302,364	65,864	359.1%

(1)	See Attachment A.

(2)	For comparison convenience the EBITDA is also provided without correction of Forex gain/loss

Net revenues in the third quarter of 2009 increased by 22.9% to $1.57 billion compared to $1.28 billion in the second quarter of 2009. Operating income amounted to $155.2 million versus operating loss of $54.7 million in the second quarter of 2009.

In the third quarter of 2009, Mechel reported consolidated net income of $131.6 million which is 40% lower compared to consolidated net income of $219.3 million in the second quarter of 2009.

Consolidated EBITDA in the third quarter of 2009 increased by 13.5% compared to consolidated EBITDA in the second quarter and amounted to $420.0 million. Depreciation, depletion and amortization in the third quarter were $107.7 million, an increase of 11.1% over $97.0 million in the second quarter of 2009.

Mining Segment Results

US$ thousand	9M 2009	9M 2008	Change Y-on-Y

Revenues from external customers	1,090,640	2,829,137	-61.4%

Intersegment sales	172,150	564,065	-69.5%

Net operating income	135,320	1,560,449	-91.3%

Net income	113,058	1,021,911	-88.9%

EBITDA*	463,763	1,685,011	-72.5%

EBITDA, margin**	36.7%	49.7%	—

* See Attachment A.
** EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

US$ thousand	3Q 2009	2Q 2009	Change Q-on-Q
Revenues from external customers	415,775	330,629	25.8%

Intersegment sales	67,386	53,014	27.1%

Net operating income	72,687	12,625	475.4%

Net income/(loss)	129,130	49,724	159.7%

EBITDA	282,458	139,460	102.5%

EBITDA, margin*	58.5%	36.4%	—

* EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Mining Segment Output

	9M 2009,	3Q 2009, thousand
Product	thousand tonnes	tonnes	3Q2009 vs. 2Q2009
Coal	12,349	5,445	+57%

Coking coal	6,546	3,739	+109%

Steam coal	5,803	1,706	+0.7%

Coal concentrate*	6,382	3,044	+44%

Coking	4,933	2,638	+67%

Steam	1,449	406	-24%

Iron ore concentrate	3,170	1,216	+13%

* The coal concentrate has been produced from the part of the raw coal output.

Mining segment revenues from external customers for the third quarter of 2009 totaled $415.8 million, or 26% of consolidated net revenue, an increase of 25.8% over net segment revenue from external customers of $330.6 million in the second quarter of 2009.

As of June 30, 2009, Mechel’s acquisition of Bluestone Coal Group companies was accounted for on a tentative basis subject to the finalization of assets appraisals and consideration paid measurement. Specifically, the Group has not yet determined the appropriate values of the Preferred Shares issued, the CVR and the Drilling program related contingent payments (the components of the consideration paid); and the allocation of the purchase consideration to the assets of the BCG companies acquired and liabilities incurred has not been completed. As of the appropriate acquisition date, the estimated amounts of Bluestone Coal Group companies non-current assets were $180.2 million, and total assets and liabilities amounted to $232.6 million and $205.4 million, respectively. Assets and liabilities are currently accounted for based on their historic values rather than appraised amounts.

Goodwill arising on the acquisition of Bluestone Coal Group companies tentatively amounted to $994.4 million. Specifically the majority of the existing goodwill is expected to be primarily allocated to mineral licenses based on the ongoing third-party valuation.

Operating income in the mining segment in the third quarter of 2009 increased by 475.4% to $72.7 million, or 15.0% of total segment revenue, compared to operating income of $12.6 million in the second quarter of 2009. EBITDA in the mining segment in the third quarter of 2009 totaled $282.5 million, an increase of 102.5% over segment EBITDA of $139.5 million in the second quarter of 2009. The EBITDA margin for the mining segment increased from 36.4% in the second quarter of 2009 to 58.5% in the third quarter of 2009. Depreciation, depletion and amortization in mining segment amounted to $53.7 million, an increase of 9.4% over $49.1 million in the previous quarter.

Mechel’s Senior Vice-president Vladimir Polin commented on the mining segment operating results: “A number of significant contracts with Chinese, Japanese and South Korean companies, as well as active development of spot sales, allowed us to greatly increase our capacity utilization in coking coal concentrate and continue their restoration to pre-crisis levels. At Bluestone we even managed to overcome historical maximums in production of coking coal concentrate. Growth in production resulted in ability to significantly decrease cash costs per tonne of product, bringing them back to pre-crisis levels. Today we can state with confidence that for our mining segment the worst period of 2009 is already behind us. Supported by the successful implementation of a new financing system, we also actively continue the construction of the railway link to Elga coking coal deposit, simultaneously preparing necessary steps to start construction of the mine itself in 2010. Those steps will allow us to mine first coal at this deposit, strategic for the company, already next year. The market conditions we witness today give us reason to expect further growth in prices of coal and iron ore, which, together with increased production in 2010, will improve segment’s performance even better”.

Steel Segment Results

US$ thousand	9M 2009	9M 2008	Change Y-on-Y

Revenues from external customers	2,324,326	4,829,209	-51.9%

Intersegment sales	127,412	198,702	-35.9%

Operating income / (loss)	(90,659)	1,133,777	-108.0%

Net income / (loss)	(275,284)	633,624	-143.4%

EBITDA*	(23,239)	1,137,945	-102.0%

EBITDA, margin**	-1.0%	22.6%	—

* See Attachment A.
** EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

US$ thousand	3Q 2009	2Q 2009	Change Q-on-Q
Revenues from external customers	926,472	754,700	22.8%

Intersegment sales	50,567	35,147	43.9%

Operating income	68,035	(73,506)	192.6%

Net income / (loss)	46,223	36,591	26.3%

EBITDA	157,577	79,452	98.3%

EBITDA, margin*	16.1%	10.1%	—

* EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output

	9M 2009,	3Q 2009, thousand
Product	thousand tonnes	tonnes	3Q 2009 vs. 2Q2009
Coke	2,243	977	+35%

Pig iron	2,725	1,074	+11%

Steel	3,972	1,477	+6%

Rolled products	3,891	1,457	+7%

Hardware	462	184	+19%

Mechel’s steel segment revenues from external customers in the third quarter of 2009 increased by 22.8% compared to the second quarter of 2009 and amounted to $926.5 million, or 59% of consolidated net revenue.

In the third quarter of 2009 the steel segment operating income was $68.0 million, versus operating loss of $73.5 million in the second quarter of 2009. EBITDA in the steel segment in the third quarter of 2009 amounted to $157.6 million, an increase of 98.3% compared to EBITDA of $79.5 million in the second quarter of 2009. The EBITDA margin of the steel segment increased to 16.1% in the third quarter of 2009 compared to 10.1% in the second quarter of 2009. Depreciation, depletion and amortization in steel segment increased by 6.3% from $28.8 million in the second quarter of 2009 to $30.6 million in the third quarter of 2009.

Commenting on the results of the steel segment Vladimir Polin noted: “Followed by the recovery of production almost to pre-crisis levels of 2008, and some plants are even exceeding those, steel segment continued to improve its financial performance. Significant work took place in terms of optimization of steel distribution system and introduction of new products better demanded by the market. As a result we improved our operating income and decreased accounts receivables. All of the above positively effected operating cash flow in this period. In the third quarter demand continued to grow almost in all major export positions of Mechel steel products both in Middle East and in Southeast Asia and Europe. We are working on modernization of our metallurgical facilities, thus lowering costs and improving our products quality. All this gives us reason to speak about good perspectives in steel segment in 2010”.

Ferroalloy Segment Results

US$ thousand	9M 2009	9M 2008	Change Y-on-Y

Revenues from external customers	250,111	402,213	-37.8%

Intersegment sales	40,512	140,589	-71.2%

Operating income / (loss)	(19,169)	76,798	-125.0%

Net income / (loss)	(241,598)	(13,133)	-1 939.6%

EBITDA*	(132,572)	78,022	-269.9%

EBITDA, margin**	-45.6%	14.4%	—

* See Attachment A.
** EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

US$ thousand	3Q 2009	2Q 2009	Change Q-on-Q
Revenues from external customers	119,123	77,129	54.4%

Intersegment sales	21,093	12,344	70.9%

Operating income / (loss)	11,172	(5,539)	301.7%

Net income / (loss)	(38,989)	126,082	-130.9%

EBITDA	21,472	153,193	-86.0%

EBITDA, margin*	15.3%	171.2%	—

* EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloy Segment Output

	9M 2009,	3Q	2009, thousand
Product	thousand tonnes	tonnes	3Q 2009 vs. 2Q 2009
Nickel	11	4.3	+5%

Ferrosilicon	63	22	+7%

Ferrochrome	53	29	+91%

Ferroalloy segment revenue from external customers for the third quarter of 2009 amounted to $119.1 million, or 8.0% of consolidated net revenue, an increase of 54.4% compared with segment revenue from external customers of $77.1 million in the second quarter of 2009.

Operating income in the ferroalloy segment in the third quarter of 2009 was $11.2 million, versus operating loss of $5.5 million in the previous quarter.

EBITDA in the ferroalloy segment for the third quarter of 2009 decreased by 86.0% and amounted to $21.5 million, compared to segment EBITDA of $153.2 million in the second quarter of 2009.
The EBITDA margin of the ferroalloy segment in the third quarter of 2009 comprised 15.3%. For ferroalloy segment depreciation, depletion and amortization in the third quarter of 2009 was $19.2 million, an increase of 23.9% over $15.5 million in the second quarter of 2009.

Vladimir Polin noted: “In the third quarter of 2009 an environment on Mechel’s ferroalloys segment key distribution markets stayed stable positive. Considering that ferroalloys plants worked with 100% capacity utilization, the segment demonstrated good financial results and came out with operational profit. We also continued to increase production of chromites ore concentrate at Voskhod Mining Plant, currently not only covering needs of Tikhvin Ferroalloy Plant in those, but starting sales of this high marginal product to the third parties. In fact, we expect that in 2010 the segment will be able to reveal its true potential, and will significantly contribute in overall financial results of Mechel.

Power Segment Results

US$ thousand	9M 2009	9M 2008	9M 09 vs. 9M 08

Revenues from external customers	369,142	520,121	-29.0%

Intersegment sales	235,775	257,782	-8.5%

Operating income	16,671	19,057	-12.5%

Net income / (loss)	(8,072)	(1,233)	-554.7%

EBITDA*	25,946	38,543	-32.7%

EBITDA, ìàðæà**	4.3%	5.0%	—

* See Attachment A.
** EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

US$ thousand	3Q 2009	2Q 2009	Change Q-on-Q
Revenues from external customers	112,629	118,358	-4.8%

Intersegment sales	90,270	72,844	23.9%

Operating income	4,334	213	1 934.8%

Net income / (loss)	(3,761)	(4,556)	-17.5%

EBITDA	6,898	5,147	34.0%

EBITDA, margin*	3.4%	2.7%	—

* EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Output

				3Q 2009 vs.
Product	Units	9M 2009	3Q 2009	2Q 2009
Electric power generation	ths. kWh	2,308,632	735,127	+9%

Heat power generation	Gcal	3,767,481	699,049	-28%

Mechel’s power segment revenue from external customers for the third quarter of 2009 decreased by 4.8% compared to previous quarter and amounted to $112.6 million, or 7% of consolidated net revenue.

Operating income in the power segment in the third quarter of 2009 was $4.3 million, an increase of 1934.8% compared to operating income of $213 thousand in the second quarter of 2009. EBITDA in the power segment in the third quarter of 2009 increased by 34.0% totaling $6.9 million, compared to EBITDA of $5.1 million in the second quarter of 2009. The EBITDA margin for the power segment grew from 2.7% to 3.4%. Depreciation, depletion and amortization in power segment in the third quarter of 2009 increased by 20.0%, compared to the second quarter of 2009, from $3.5 million to $4.2 million.

Vladimir Polin noted: “In the third quarter electricity and heat energy consumption increased due to both seasonal factors and overall recovery of Russia’s economics. As we simultaneously continued to work on costs reduction and fuel factor decrease, the company’s energy sector also showed good results and increased operational profit in the third quarter”.

Recent Highlights

•	In November 2009 Mechel announced placing of its stock secured non-convertible interest-bearing documentary bonds of BO-01 series with an obligatory centralized care of securities at MICEX Stock Exchange ZAO by providing 1st rate coupon competition. The total number of the placed bonds is 5,000,000 (100% of the stock bonds issue volume), the nominal value of the bonds is 1000 roubles each.

•	In November 2009 Mechel announced commissioning of the integrated steel processing facility (ladle furnace) # 3 that is the second technological part of the continuous casting machine No.4 complex project at the oxygen-converter shop of its Chelyabinsk Metallurgical Plant (CMP) OAO subsidiary. The ladle furnace #3 is planned to process about 1.2 million tonnes of steel per year that would enable to raise continuous caster efficiency at the continuous casting machine No.4 in the oxygen-converter shop up to 120 thousand tonnes per year. Investments for construction and commissioning of the ladle furnace #3 amounted to 1.05 billion roubles.

•	In November 2009 Mechel announced completion of several investment projects at Mechel Campia Turzii plant, which is a part of Mechel OAO’s East-European Steel Division. Three new production lines launched at the plant include: metal fiber production and packing line, reinforcing wire coils extension, enlargement line and steel wire production shop. Total investments in the projects amounted to 7 million Euro.

•	In December 2009 Mechel announced agreement with VTB Bank about 3 year prolongation of the 15 billion rubles loan given to Mechel in 2008. Prolongation agreement provides for interest payment during the first 2.5 years only with further monthly repayment of the principal debt. This prolongation is a one more step within a framework of the Agreement on Long-term Mutually Beneficial Cooperation entered into by the companies in April 2008, with a view of implementing Mechel’s projects and development plans.

Igor Zyuzin concluded: “The third quarter showed increase of Mechel’s financial and operational results that was a logical outcome of hard-working that the company started from the beginning of the global crisis. Due to realized measures and continuing program of production growth and optimization, widening of distribution areas, restructuring of debt portfolio and financial flows, today the company is able to use the world economics’ stabilization to continue increasing its shareholder value and to create background for the further rise”.

Financial Position

Capital expenditure on property, plant and equipment and acquisition of mineral licenses for the nine month of 2009 amounted to $345.9 million, of which $187.5 million was invested in the mining segment, $130.3 million was invested in the steel segment, $23.9 million was invested in the ferroalloy segment and $4.3 million was invested in the power segment.

For the nine months of 2009 Mechel spent $15.5 million on acquisitions, including $11.4 million spent on acquisition of minority interest in other subsidiaries.

As of September 30, 2009 total debt was at $5,608.4 million. Cash and cash equivalents amounted to $408.9 million at the end of nine month period of 2009 and net debt amounted to $5,199.5 million (net debt is defined as total debt outstanding less cash and cash equivalents).

The management of Mechel will host a conference call today at 10:00 a.m. New York time (3:00 p.m. London time, 6:00 p.m. Moscow time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO
Alexander Tolkach
Director, Department of Communications
Mechel OAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
alexander.tolkach@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the 2009 Nine Months Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousand	9M 2009	9M 2008
Net income	(339,784)	1,637,474

Add:
Depreciation, depletion and amortization	280,018	351,724

Interest expense	371,514	199,970

Income taxes	3,901	674,966

Consolidated EBITDA	315,649	2,864,134

Substract:
Forex gain/loss	170,214	183,279

EBITDA, FX adjusted	485,863	3,047,413

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	9M 2009	9M 2008
Revenue, net	4,034,220	8,580,681

EBITDA	315,649	2,864,134

EBITDA, margin	7.8%	33.4%

Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)
	September 30, 2009		December 31, 2008
(unaudited)

ASSETS
Cash and cash equivalents	$408 881	$	254 839
Accounts receivable, net of allowance for doubtful accounts of $88,981 as of September 30, 2009 and $110,613 as of December 31, 2008	458 207		406 740
Due from related parties	13 696		22 180
Inventories	920 326		1 365 109
Deferred income taxes	25 155		22 047
Prepayments and other current assets	490 697		606 354
Short-term investments in related parties	113 422		67 908

Total current assets	2 430 384		2 745 177
Long-term investments in related parties	84 678		80 408
Other long-term investments	26 472		472 772
Intangible assets, net	6 771		6 956
Property, plant and equipment, net	4 369 516		4 277 841
Mineral licenses, net	3 005 456		3 430 642
Other non-current assets	97 724		57 844
Deferred income taxes	80 492		27 551
Goodwill	1 893 426		910 444

Total assets	$11 994 919	$	12 009 634

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings and current portion of long-term debt (including debt of $0 with loan covenant violations as of September 30, 2009 and $4,233,751 as of Decemer 31, 2008)	$2 140 390		$5 149 415
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	529 393		688 702
Advances received	103 249		125 042
Accrued expenses and other current liabilities	207 261		143 587
Taxes and social charges payable	183 233		131 241
Unrecognized income tax benefits	21 354		27 176
Due to related parties	3 466		1 588
Asset retirement obligation, current portion	6 690		6 387
Deferred income taxes	19 911		17 785
Deferred revenue	7 955		1 776
Pension obligations, current portion	26 961		28 960
Dividends payable	221 318		4 919
Finance lease liabilities, current portion	31 317		14 891

Total current liabilities	3 502 498		6 341 469
Long-term debt, net of current portion	3 468 051		219 816
Asset retirement obligations, net of current portion	67 877		65 217
Pension obligations, net of current portion	192 445		158 070
Deferred income taxes	766 127		841 214
Finance lease liabilities, net of current portion	65 163		54 161
Other long-term liabilities	8 225		8 026
SHAREHOLDERS’ EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of September 30, 2009 and December 31, 2008)	133 507		133 507
Preferred shares (10 Russian rubles par value, 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of September 30, 2009)	25 314		—
Additional paid-in capital	915 388		415 070
Accumulated other comprehensive (loss) income	(207 208)		158 937
Retained earnings	2 775 447		3 323 298

Equity attributable to shareholders of Mechel OAO	3 642 448		4 030 812
Equity attributable to non-controlling interests	282 085		290 849
Total equity	3 924 533		4 321 661

Total liabilities and shareholders’ equity	$11 994 919		$12 009 634

Consolidated Income Statements
(in thousands of U.S. dollars, except share and per share amounts)	For 9 months ended September 30,
	2009	2008
	(unaudited)	(unaudited)
Revenue, net (including related party amounts of $38,655 and $61,118 during 9 months 2009 and 2008, respectively)	$4034220	$8580681
Cost of goods sold (including related party amounts of $6,097 and $10,232 during 9 months 2009 and 2008, respectively)	(2810927)	(4233053)

Gross profit	1223293	4347628
Selling, distribution and operating expenses:
Selling and distribution expenses	(728026)	(972662)
Taxes other than income tax	(70477)	(112934)
Accretion expense	(5425)	(2491)
Loss on write-off of property, plant and equipment	(3527)	—
Recovery of (provision for) doubtful accounts	19972	(15616)
General, administrative and other operating expenses	(321534)	(436390)

Total selling, distribution and operating expenses	(1109015)	(1540093)

Operating income	114278	2807535
Other income and (expense):

Income (loss) from equity investments	659	(3606)
Interest income	8233	8949
Interest expense	(371514)	(199970)
Other income (expenses), net	82855	2530
Foreign exchange (loss) gain	(170214)	(183279)

Total other income and (expense), net	(449981)	(375376)

(Loss) income before income tax, non-controlling interest	(335703)	2432159
Income tax benefit (expense)	(3901)	(674966)

Loss (Income) from continuing operations	(339604)	1757193
Less: Net loss (income) attributable to non-controlling interests	(179)	(119719)

Net (loss) income attributable to shareholders of Mechel OAO	$(339784)	$1637474

Currency translation adjustment	(358423)	(140334)
Change in pension benefit obligation	(3538)	(746)
Adjustment of available-for-sale securities	(4183)	(6989)
Comprehensive (loss) income	(705928)	1489405

Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)	For 9 months ended September 30,
	2009		2008
	(unaudited)		(unaudited)
Cash Flows from Operating Activities
Net (loss) income	$(339 784)	$	1 637 474
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	225 897		266 781
Depletion and amortization	54 121		84 944
Foreign exchange loss (gain)	170 214		183 279
Deferred income taxes	(50 480)		(7 020)
(Release of) provision for doubtful accounts	(19 972)		15 616
Inventory write-down	(189 169)		2 793
Accretion expense	1 016		2 491
Loss on write-off of property, plant and equipment	3 527		-
Non-controlling interest	179		119 719
Change in undistributed earnings of equity investments	(659)		3 606
Non-cash interest on long-term tax and pension liabilities	12 141		16 290
Loss on sale of property, plant and equipment	2 478		9 132
Gain on sale of investments	(105)		(4 493)
Gain on accounts payable with expired legal term	(2 693)		(3 588)
Gain on forgiveness of fines and penalties	(1 241)		-
Amortization of loan origination fee	29 459		18 637
Gain resulting from remeasurement of the transferred preferred stock	(60 801)		-
Pension service cost and amortization of prior period service cost	7 477		7 480
Net change before changes in working capital	(158 395)		2 353 141

Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable	(27 493)		(281 465)
Inventories	596 444		(677 342)
Trade payable to vendors of goods and services	(75 873)		382 902
Advances received	(21 306)		(20 018)
Accrued taxes and other liabilities	116 092		293 727
Settlements with related parties	(16 062)		(69 682)
Deferred revenue and cost of inventory in transit, net	12 189		(11 043)
Other current assets	91 230		(45 066)
Prepayments to non-state pension funds	(9 672)		-
Unrecognized income tax benefits	(4 965)		(706)
Net cash provided by operating activities	502 189		1 924 448

Cash Flows from Investing Activities
Acquisition of Oriel, less cash acquired	-		(1 432 990)
Acquisition of Ductil Steel S.A., less cash acquired	-		(197 621)
Acquisition of HBL, less cash acquired	(8 387)		(14 245)
Acquisition of the BCG Companies, less cash acquired	9 812		-
Acquisition of other investments, less cash acquired	(5 519)		-
Advances paid for investments	-		(423 959)
Acquisition of non-controlling in subsidiaries	(11 389)		(118 032)
Investments in assets trust management by affiliates	(30 788)		(271) -
Proceeds from disposal of investments in affiliates	2 069		-
Proceeds from disposal of non-marketable equity securities	6 913		4 612
Proceeds from other long-term investment	(136 902)		-
Repayments of short-term loans issued	106 897		227
Proceeds from disposals of property, plant and equipment	809		7 152
Purchases of mineral licenses	(1 164)		(2 450)
Purchases of property, plant and equipment	(344 773)		(967 073)
Net cash used in investing activities	(412 422)		(3 144 650)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	985 611		6 562 835
Repayment of short-term borrowings	(3 367 699)		(5 325 864)
Proceeds from long-term debt	2 537 477		152 685
Repayment of long-term debt	(49 041)		(14 603)
Repayment of obligations under finance lease	(15 949)		(19 166)
Dividends paid	-		(235 943)
Net cash provided by (used in) financing activities	90 399		1 119 944

Effect of exchange rate changes on cash and cash equivalents	(26 123)		882

Net increase (decrease) in cash and cash equivalents	154 043		(99 376)

Cash and cash equivalents at beginning of period	254 838		236 779
Cash and cash equivalents at end of period	$408 881	$	137 403